[redacted]

SEC Mail Processing Section
NOV 25 2015
Washington DC
404

SECUR 15027852 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2014 (MM/DD/YY) AND ENDING 9/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Insurance Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James Insurance Group, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Raymond James Insurance Group, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Insurance Group, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Insurance Group, Inc. (the Company) as of September 30, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Insurance Group, Inc. as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 24, 2015
Certified Public Accountants

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2015

Assets:		
Cash and cash equivalents	$	7,437,557
Other receivables		436,481
Prepaid expenses and other assets		85,770
Property and equipment, net		12,936
Deferred income taxes, net		197,831
Total assets	$	8,170,575
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	1,740,239
Accrued expenses and other liabilities		179,116
Payables to affiliates		1,032,706
Total liabilities		2,952,061
Stockholder's equity:		
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		5,362,984
Accumulated deficit		(146,470)
Total stockholder's equity		5,218,514
Total liabilities and stockholder's equity	$	8,170,575

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Insurance Group, Inc. ("RJIG," "we," "our," "ours" or "us"), formerly known as Planning Corporation of America ("PCA"), is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJIG is a general insurance agency representing a number of insurance companies, as well as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). We do not carry customer accounts and, accordingly, are exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule. RJIG provides product and marketing support for a broad range of insurance products, principally fixed and variable annuities, life insurance, disability insurance and long-term care coverage to the financial advisors of our affiliated broker-dealers.

On October 1, 2013, PCA merged with Lane, Berry & Co. International, LLC ("Lane Berry"), a Massachusetts limited liability company and a wholly owned subsidiary of RJF. Lane Berry was a broker-dealer registered with the SEC, a member of FINRA and and the Securities Investor Protection Corporation ("SIPC"). Under the terms of the Plan of Merger, PCA, the surviving entity, changed its name to Raymond James Insurance Group, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Deferred compensation plans

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For other such plans, including the Long Term Incentive Plan ("LTIP"), RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes receivable are due from RJF. The income taxes receivables are included in other receivables on the Statement of Financial Condition. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 6 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

We assign certain insurance and annuity product commission revenues to our affiliates that we collected on their behalf per the established revenue assignment agreements for the sale of our insurance related products to their clients.

We participate with our Parent and affiliates in certain expense and tax sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent or affiliates.

We have a receivable of $197,831 due from our parent at September 30, 2015 recorded in other receivables, which is attributable to income taxes. We have payables to affiliates of $1,032,706 at September 30, 2015. The amounts payable are attributable to the related party expense transactions as well as amounts payable to our parent for deferred taxes. Due to our operating losses, our Parent receives federal and state income tax benefits. Our Parent compensates us for these income tax benefits. Other than the receivable related to income taxes, the related party transactions that result in these payables are settled monthly.

NOTE 4 – PROPERTY AND EQUIPMENT

	September 30, 2015
Building, leasehold and land improvements	$ 33,692
Furniture, fixtures, and equipment	116,648
	150,340
Less: Accumulated depreciation and amortization	(137,404)
Property and equipment, net	$ 12,936

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to the rules of FINRA, whose requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2015, we had no aggregate debit items and, therefore, the minimum net capital of $250 thousand is applicable. Our net capital position is as follows:

	September 30, 2015	
Net capital	$	4,485,496
Less: Required net capital		(250,000)
Excess net capital	$	4,235,496

NOTE 6 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2015	
Deferred tax assets:		
Fixed assets	$	18,015
Deferred compensation		106,306
Accrued expenses		73,510
Gross deferred tax asset, net	$	197,831

No valuation allowance associated with our deferred tax asset is required at September 30, 2015, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with tax sharing agreement, the ability to carry back losses against prior year consolidated income and expectations of future taxable income.

We recognize no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2011 for state and local tax returns. The various audits in process are expected to be completed in fiscal year 2016.

NOTE 7 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJIG based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service.

RJIG participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP contributions are approved annually by RJF's Board of Directors or a committee thereof.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJIG may grant options to select employees. These options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the fiscal year ended September 30, 2015:

Dividend yield	1.30%
Expected volatility	28.99%
Risk-free interest rate	1.64%
Expected lives (in years)	5.40

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining: (1) the volatility of the most recent year; (2) the volatility of the most recent time period equal to the expected lives assumption; (3) the implied volatility of option contracts of RJF stock; and (4) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

A summary of option activity for grants to RJIG's employees for the fiscal year ended September 30, 2015 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (year)	Aggregate intrinsic value ($)
Outstanding at October 1, 2014	19,300	$ 32.91		
Granted	5,000	55.49		
Exercised	(6,000)	25.28		
Outstanding at September 30, 2015	18,300	$ 41.58	3.97	$ 176,609
Exercisable at September 30, 2015	3,600	$ 27.10	1.31	$ 81,108

The following stock option activity occurred under RJF's Stock Incentive Plan for grants made to RJIG employees during the fiscal year ended September 30, 2015 (in thousands, except for per option values):

Weighted average grant date fair value per option	$ 14.00
Total grant date fair value of stock options vested	$ 44,666

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted stock awards to certain RJIG employees. The determination of the number of units or shares to be granted is determined by the Corporate Governance, Nominating and Compensation Committee of the Board of Directors. Under the plan, the awards are generally restricted for a three year period during which time the awards are forfeitable in the event of termination other than for death, disability or retirement. The following activity occurred during the fiscal year ended September 30, 2015:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2014	656	$ 41.44
Granted	385	54.80
Vested	(150)	29.60
Non-vested at September 30, 2015	891	$ 49.21

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Legal matter contingencies

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

NOTE 9 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 24, 2015. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM

Raymond James® is a registered trademark of Raymond James Financial , Inc.